

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2011

Via E-mail
Mr. Richard A. Rappaport, President and Director
WRASP 33, Inc.
4737 North Ocean Drive
Suite 207
Lauderdale by the Sea, FL 33308

>   **Re: WRASP 33, Inc.**
>   **Form 10-12G/A**
>   **Filed April 14, 2011**
>   **File No. 000-54266**

Dear Mr. Rappaport:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-12G/A, filed April 14, 2011

Business of Issuer, page 1

1.   We note your revised disclosure in response to comment one of our letter dated February 25, 2011 and we reissue the comment. Please discuss any specific and current conflicts of regarding other affiliated shell companies. If there are no conflicts of interest at this time, state that is the case.

2.   We note your revised disclosure in response to comment two of our letter dated February 25, 2011 and we partially reissue the comment. Please discuss WestPark Capital Financial Services, LLC in greater detail. Include in your discussion, among other things, the purpose of the entity.

3.   We note your revised disclosure in response to comment three of our letter dated February 25, 2011 and we reissue the comment. Please revise your disclosure, where appropriate, to describe management's experience in identifying and conducting reverse mergers and other transactions as contemplated by you.

Directors and Executive Officers, page 8

4.   Revise to indicate the dates of the positions held by Richard Rappaport with WPCFS.

5.   Revise to indicate the "numerous capacities" and dates of those positions held by Anthony Pintsopoulos with WPC and WPCFS.

Certain Relationships and Related Transactions and Director Independence, page 20

6.   We note your revised disclosure in response to comment 12 of our letter dated February 25, 2011. Please revise to reconcile your revised disclosure with Note 3 to the financial statements.

Recent Sales of Unregistered Securities, page 22

7.   We note your response to comment 15 of our letter dated February 25, 2011 and we partially reissue the comment. Please revise your disclosure to incorporate your response. See Item 701(d) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

                                                Sincerely,

                                                /s/ David Link for

                                                John Reynolds
                                                Assistant Director